[SHIP LOGO]
                               [THE VANGUARD GROUP/(R)/LOGO]

                                February 8, 2006

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission VIA ELECTRONIC FILING 100 F Street, NE Washington, DC 20549

                       RE:        VANGUARD STAR FUNDS (THE "TRUST")

Dear Mr. Sandoe:

         The following responds to your comments of February 3 and 6, 2006 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 42 that was filed on December 21, 2005.

COMMENT 1:  VANGUARD STAR FUND PROSPECTUS:  PRIMARY INVESTMENT STRATEGIES
-------------------------------------------------------------------------
Comment: Discuss the fund's mid-cap investments in the primary investment strategies.

Response:         The median market capitalizations of the majority of the STAR
                  Fund's underlying U.S. equity funds are in the large-cap range, as shown in the table below. As a point of comparison, the median market capitalization of the S&P 500 Index as of December 31, 2005 was 53.3 billion. Vanguard classifies each of the underlying funds, except Vanguard Explorer Fund, as a large-cap fund. Therefore we are not going to update the fund's primary investment strategies at this time.

                  ---------------- -------------------- -------------------
                  Underlying Fund  Percentage of STAR   Median Market Cap
                                   Fund's U.S. stock    of Underlying
                                   fund holdings as     Fund as of
                                   of 10/31/05          12/31/05
                  ---------------- -------------------- -------------------
                  Windsor II       32.2%                43 billion
                  ---------------- -------------------- -------------------
                  Windsor          17.5%                57.3 billion
                  ---------------- -------------------- -------------------
                  U.S. Growth      14.1%                51.6 billion
                  ---------------- -------------------- -------------------
                  Primecap         13.9%                25.8 billion
                  ---------------- -------------------- -------------------
                  Morgan Growth    13.8%                17.9 billion
                  ---------------- -------------------- -------------------
                  Explorer         8.5%                 1.8 billion
                  ---------------- -------------------- -------------------


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February 8, 2006
Christian Sandoe
Page 2 of 4


COMMENT 2:        VANGUARD STAR FUND PROSPECTUS:  FEES AND EXPENSES
-------------------------------------------------------------------
Comment:          Describe the reimbursement arrangement between Vanguard STAR
                  Fund and The Vanguard Group.

Response:         Pursuant to SEC exemptive orders,(1) Vanguard STAR Fund and
                  Vanguard have entered into a Special Service Agreement (the
                  "Agreement") under which Vanguard provides the fund with administrative, distribution, and management services. The
                  Agreement further provides that Vanguard will reimburse the fund's expenses to the extent of savings in administrative and marketing costs realized by Vanguard in the operation of the fund. Accordingly, all expenses incurred by the fund during the year ended October 31, 2005, were reimbursed by Vanguard.


COMMENT 3:  VANGUARD STAR FUND PROSPECTUS AND STATEMENT OF ADDITIONAL
            INFORMATION:  PORTFOLIO MANAGERS
---------------------------------------------------------------------
Comment: Disclose the top 5 portfolio managers (based on the fund's underlying funds) and provide the required disclosure in the statement of additional information.

Response:         We do not believe that it is appropriate to list the
                  underlying funds' portfolio managers as the portfolio managers of Vanguard STAR Fund. As stated in the fund's prospectus, the fund does not employ an investment advisor. The fund's board of trustees decides how to allocate the fund's assets among underlying funds. We have added a sentence to the fund's prospectus stating that information about each underlying fund's portfolio managers is available in the respective underlying fund's prospectus.


COMMENT 4:  VANGUARD LIFESTRATEGY FUND PROSPECTUS:  PRIMARY RISKS
-----------------------------------------------------------------
Comment:          For each LifeStrategy Fund, describe the impact of maturity on interest rate risk.
Response:         Item 2 of Form N-1A requires a summary of the principal risks of investing in the fund. We believe that our description of interest rate risk in the primary risk section appropriately summarizes that risk. When we discuss interest rate risk later in the prospectus we include a table that shows the effect of changes in interest rates for bonds of different maturities.

(1) In the Matter of Vanguard Special Tax-Advantaged Retirement Fund, Inc., et al., Investment Company Act Release No. 14361, 1985 SEC LEXIS 2236 (February 7,
1985); and In the Matter of Vanguard STAR Fund, et al., Investment Company Act Release No. 21426, 1995 SEC LEXIS 2860 (October 18, 1995) (hereinafter the "1995 Order").

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February 8, 2006
Christian Sandoe
Page 3 of 4



COMMENT 5:  VANGUARD LIFESTRATEGY FUND PROSPECTUS:  PRIMARY RISKS
-----------------------------------------------------------------
Comment: Add small- and mid-cap risk to the Primary Risks section for each Vanguard LifeStrategy Fund.

Response:         The LifeStrategy Funds are balanced funds that are less
                  volatile than the market as a whole.  The LifeStrategy
                  Income Fund had only 30% of its assets allocated to stocks as of October 31, 2005. The LifeStrategy Conservative Growth,
                  Moderate Growth, and Growth Funds had betas of 0.44, 0.65, and
                  0.86, respectively, in comparison with the Dow Jones Wilshire
                  5000 Index for the period ended October 31, 2005. Requiring each fund to provide small- and mid-cap risk disclosure when each fund as a whole is in fact less volatile than the Dow
                  Jones Wilshire 5000 Index would be inappropriate and would mislead investors regarding the risks of the fund overall.
                  Therefore, we have not added mid- and small-cap risk disclosure to the funds' Primary Risks sections. We discuss the risks of mid- and small-cap stocks in the Item 4 disclosure and we are comfortable with that disclosure in that location.


COMMENT 6:  VANGUARD LIFESTRATEGY FUND PROSPECTUS:  PRIMARY RISKS
-----------------------------------------------------------------
Comment:          On page 20 of the prospectus, replace inflation with income.

Response:         The text has been updated as requested.


COMMENT 7:        VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND: PRIMARY RISKS
------------------------------------------------------------------------------
Comment:          Add Emerging Markets Risk as a primary risk.
Response:         We have added to country risk a statement that country risk is especially high in emerging markets.


COMMENT 8:        TANDY REQUIREMENTS
------------------------------------
Comment:          The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:
                    o The Trust is responsible for the adequacy and accuracy of the disclosure in the filing.
                    o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                    o The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:         As required by the SEC, we will provide the foregoing
                  acknowledgements.


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February 8, 2006
Christian Sandoe
Page 4 of 4


                                    * * * * *


              As required by the SEC, the Trust acknowledges that:
               o The Trust is responsible for the adequacy and accuracy of the disclosure in the filing.
               o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
               o The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me at (610) 503-5854 with any questions or comments regarding the above responses. Thank you.

                                                     Sincerely,

                                                     /s/ Sarah A. Buescher
                                                     Sarah A. Buescher
                                                     Senior Counsel